

Mail Stop 6010

October 12, 2007

VIA U.S. MAIL and FACSIMILE

Yaniv Arieli
Chief Financial Officer
CEVA, Inc.
2033 Gateway Place, Suite 150
San Jose, California 95110-1002

> **RE:** **CEVA, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-49842**

Dear Mr. Arieli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Note 12. Reorganization, Restructuring and Severance Charge, page F-32

1.   We see from your response to prior comment 8 in our letter dated August 24, 2007 that you gradually vacated the Dublin building until you completely vacated the building during the second quarter of 2006. As we note that you recorded the liability for under-utilization of operating lease properties in 2004, please explain how you concluded that there was a "cease-use date" as defined in paragraph 16 of SFAS 146 prior to your completely vacating the building. Tell us whether the spaces which you gradually vacated between 2004 and 2006 were physically separated from the areas you continued to use through 2006. Discuss whether you continued to use the vacated spaces for any purpose and, if so, describe that use.

2.   In addition, we note that in the second quarter of 2005 management was provided with an opportunity to conduct negotiations with the Dublin property landlord to exit the property in consideration for a surrender fee. Based on the status of the negotiations at the end of that quarter, you recorded a lease termination charge of $1.7 million. As we note that the lease was not yet terminated, please explain how you concluded that the timing of the charge and the related liability was consistent with the guidance in paragraph 15 of SFAS 146.

3.   Please tell us, and describe in future filings, the composition of the charges still presented in the liability for under-utilization of operating lease properties as of the most recent balance sheet date. For example, disclose the facilities to which the original charges related and the portion of the accrual related to costs to terminate the operating leases versus costs that will be incurred under lease obligations for the remaining term without receiving the economic benefits.

4.   To enhance a reader's understanding, please revise future filings on Form 10-Q to include a tabular reconciliation of the beginning and ending restructuring liability balances for the reported periods, similar to the one required by paragraph 20 of SFAS 146.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3671 if you have questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant